TSX:GNG
www.goldengoliath.com

Golden Goliath Drills 412 g/t Silver (11.95 oz/ton silver) and 1.14 g/t Gold over 0.85m

Highlights

•

Drill Hole F-4-10 drilled a high grade zone of 412 g/t silver, and 1.14 g/t Gold over 0.85m overlain by a wider zone of 0.34 g/t Gold, and 52 g/t silver over 22.5m. F-4-10 ended in mineralization.

•

Drill Hole F-2-10 drilled 70.4 g/t Silver and 2.83g/t gold over 0.65m. F-2-10 ended in mineralization.

The final drill results are from the Frijolar trend, which is bounded on either side by the Las Bolas and Corazon trends on the Las Bolas property where drilling was designed to expand upon the existing resource.  Prior to the Company’s work, the Las Bolas property has seen no modern day exploration.  Dozens of tunnels and adits developed over 100 years ago are scattered throughout the property.  The Company is seeking to demonstrate the old time miners did not take all the gold and silver, especially as their mining techniques and efficiency necessitated much higher grades than today’s mining requires.

FRIJOLAR VEIN SYSTEM:

Two drill holes were located within the Frijolar vein system.  Results are summarized in the table below. Wider intervals include disseminated mineralization adjacent to the structures.

FRIJOLAR & GAMBUSINO VEINS
Drill Hole	From(m)	To(m)	Width (m)	Approximate true width	Gold g/t	Silver g/t
F-4-10	100.55	110.40	9.85	8.53	0.33	37
F-4-10	115.5	138	22.5	19.48	0.34	52
Including	137.15	138	0.85	0.74	1.14	412

F-2-10	0	19.8	19.8	17.14	0.12	15
F-2-10	89.55	122	32.45	28.1	0.28	8
Including	89.55	94.1	4.55	3.94	0.68	19
Including	89.55	90.2	0.65	0.59	2.83	70.4
GA-1-10	19.2	22.25	3.05	2.86	--	20
GA-2-10	0	1.15	1.15	1.15	0.03	147
	15.75	19.3	3.55	3.07	--	31

Drill Hole F-4-10 was collared 100m along strike from previous drilling targeting the Frijolar Vein which has a small total inferred resource of 86,000 tonnes grading 278.72 g/t silver and 0.10 g/t gold which was based on just few drill holes and underground sampling (Jaramillo, 2009, 43-101).  Underground workings 60m to the east of drill hole F-4-10 returned 315 g/t silver over 35m and 336 g/t silver over 72m. Please refer to the drill hole plan map for the collar locations. http://www.goldengoliath.com/pdf/map232011Frijolar.pdf

Drill Hole F-2-10 was located 43m southwest of hole F-4-10 along strike to the Frijolar Vein.  Results confirmed prior drilling and modeling with higher-grade intercepts within a wider zone of lower grade mineralization. The Company believes that the higher grade silver-gold mineralization lies at depth as indicated from the other drill holes like C-3-10 which had 7170 g/t silver (208 oz/ton) over 0.65m and F-4-10 drilling 412 g/t Silver and 1.14 g/t gold over 0.85m.

Of particular significance, hole F-4-10 intersected mineralization 30m directly below the Las Bolas tunnel level suggesting that mineralization is not only open along strike but open to depth.  Further, the hole ended in a higher-grade mineralized zone, suggesting that grades are improving at depth.

The Las Bolas/Los Hilos property hosts known mineralization over a horizontal area of 2,330 metres east west by 2,000 metres north south. The total vertical extent of mineralization is from 1810m at the top to 1120m at the bottom for the total of 690m.

“We are extremely pleased with the results from the recent drilling on the property, which includes Los Hilos and the Filo de Oro zone on the east side and the extensive old workings on the Las Bolas (west) side”, said Paul Sorbara President of Golden Goliath.  “The recent drilling has further enhanced the Las Bolas area by demonstrating that higher grade mineralization exists along strike and at depth.  In addition, this drill program has added a whole new dimension to the Los Hilos area with the bulk tonnage potential of Filo de Oro”.

Golden Goliath has recently signed a Letter of Intent with a Mexican subsidiary of Agnico Eagle Mines regarding an Option/ Joint Venture on the Las Bolas/Los Hilos property.  Golden Goliath has other very attractive 100% owned targets in the area, some even closer to Fresnillo PLC’s new Orisyvo deposit, one of that company’s flagship new discoveries, which lies only a few kilometres to the southeast. It is the only junior exploration company in the immediate area with all of the other ground being held by major mining companies.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

For More Information Contact

Golden Goliath Resources Ltd.
J. Paul Sorbara, M.Sc., P.Geo
President & CEO
Phone: +1(604) 682-2950    Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

#